NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES REPORTS

STRONG SECOND QUARTER 2012 RESULTS

All dollar references are in U.S. dollars unless noted otherwise.

NEW YORK, August 3, 2012 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that net income attributable to common shareholders for the quarter ended June 30, 2012 was $217 million or $0.38 per diluted share, compared with $631 million or $1.11 per diluted share in the second quarter of 2011. The year- over-year difference is attributable to significant fair value gains recognized on investment properties in the prior period under IFRS accounting.

Funds from operations (“FFO”) for the quarter ended June 30, 2012 was $171 million or $0.30 per diluted common share, compared with $166 million or $0.30 per diluted common share during the same period in 2011.

Commercial property net operating income for the second quarter of 2012 increased to $342 million, compared with $217 million in the second quarter of 2011, largely due to the impact of the property acquisitions and the consolidation of the U.S. Office Fund.

OUTLOOK

“With significant new acquisitions in London, Seattle and Washington, DC, we captured a number of properties with both positive current cashflows and growth potential as we rework the assets. Furthermore, the environment is presenting us with a number of opportunities in our current and new markets,” stated Dennis Friedrich, chief executive officer of Brookfield Office Properties. “We remain focused on monetizing our development pipeline and keeping our portfolio well-occupied in the face of stable but slower leasing markets.”

HIGHLIGHTS OF THE SECOND QUARTER

Leased 2.6 million square feet of space during the quarter at an average net rent of $28.59 per square foot, representing a 34% increase over expiring net rents in the period. The portfolio occupancy rate finished the quarter at 93.4%, up from 92.9% at the end of the first quarter. Highlights from the second quarter include:

New York – 1.3 million square feet

•	A 17-year, 1.2-million-square-foot renewal and expansion with Morgan Stanley at One New York Plaza

Houston – 404,000 square feet

•	A five-year, 164,000-square-foot renewal with Chevron at 1600 Smith St.
•	An 11-year, 110,000-square-foot new lease with Rosetta Resources at Heritage Plaza

Los Angeles – 275,000 square feet

•	A three-year, 94,000-square-foot renewal with the U.S. Secret Service at Ernst & Young Plaza
•	A 10-year, 54,000-square-foot renewal and expansion with Jackson Lewis LLP at Ernst & Young Plaza

Acquired a portfolio of office buildings and development sites in the City of London for approximately $871 million. The portfolio includes four operating assets totaling 884,000 square feet and two development sites which can accommodate approximately 1.4 million square feet of density. The acquisition is being funded through available cash resources, the assumption of $106 million of debt, and additional property-level debt expected to be put in place prior to close. Brookfield Office Properties took assignment of an option agreement on London Wall Place in a 50/50 joint venture with Oxford, subsequent to the second quarter. The closing date for 99 Bishopsgate, Principal Place and other smaller assets is September 30, 2012 and 125 Old Broad Street and Leadenhall Court are expected to close in June 2013.

Entered the Seattle market with the acquisition of Metropolitan Park East and West office towers in Seattle for $210 million. Situated in the region’s largest concentration of technology and life science companies, the 856,000-square-foot Class A office campus is located adjacent to Interstate 5 and the South Lake Union submarket. The towers are a combined 83% leased.

Acquired 799 9th Street, NW in Washington, DC for $106 million. Located in the burgeoning East End submarket, the 265,000-square-foot property is 10 stories, LEED Gold-certified, and proximate to two Class A Brookfield Office Properties assets, 650 Massachusetts Ave., NW and the Victor Building.

Completed new property-level financings totaling $1.3 billion, netting proceeds of $600 million, including the financing and refinancing of $1.2 billion of debt in North America at an average rate of 4.0% with an average term of 4.6 years, generating net new proceeds of $600 million and representing a 135-basis-point savings over existing debt, and the refinancing of $140 million of debt in Australia for an average term of 3.4 years at an average rate of 7%, representing a 105-basis-point savings.

Issued C$150 million of senior unsecured notes with an April 16, 2018 maturity date and a yield of 4.00%. The proceeds on the issue were used to repay higher-rate debt in an effort to continue to capitalize on the low-interest-rate environment and extend maturities.

Secured anchor tenant to commence second office tower of Bay Adelaide Centre in downtown Toronto. Deloitte signed a 420,000-square-foot lease for 43% of Bay Adelaide Centre East. Construction on the 44-story, 980,000-square-foot tower will begin later this year with an expected completion date of late 2015 / early 2016, which coincides with several large office lease expiries in the financial core.

Achieved practical completion of the 953,000-square-foot Perth development project, which has been renamed “Brookfield Place Perth.” Tenants BHP Billiton, PricewaterhouseCoopers and Barrick Gold, occupying 100% of the 45-story tower, have commenced their move-ins.

Dennis Friedrich began his tenure as CEO of Brookfield Office Properties on July 1, 2012. Tom Farley became sole president, and continues in his role as global chief operating officer. Mark Brown assumed Mr. Friedrich’s prior role as global chief investment officer. Ric Clark has become chairman of the board of directors. Gordon Arnell is staying on as a director; Dennis Friedrich has become a director; and Bruce Flatt has stepped down as a director.

* * *

Dividend Declaration

The Board of Directors of Brookfield Office Properties declared a quarterly common share dividend of $0.14 per share payable on September 28, 2012 to shareholders of record at the close of business on
September 1, 2012. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the record date, unless they elect otherwise. Common shareholders have the option to participate in the company’s Dividend Reinvestment Program, in which all or a portion of cash dividends can be automatically reinvested in common shares. The quarterly dividends payable for the Class AAA Series F, G, H, J, K, L, N, P and R preferred shares were also declared payable on September 28, 2012 to shareholders of record at the close of business on September 14, 2012.

Net Operating Income and FFO

This press release and accompanying financial information make reference to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative, fair value adjustments and income tax expenses. Brookfield Office Properties defines FFO attributable to common shareholders as income before fair value adjustments, income taxes and certain other non-cash items as and when they arise, less non-controlling interests in the foregoing. FFO is determined as FFO from consolidated properties, FFO from equity accounted investments and FFO from discontinued operations. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely-used measure to analyze real estate. The company provides the components of net operating income and a full reconciliation from net income to FFO with the financial information accompanying this press release. The company reconciles FFO to net income as opposed to cash flow from operating activities as it believes net income is the most comparable measure. Net operating income and FFO are both measures which do not have any standard meaning and therefore may not be comparable to similar measures presented by other companies.

Forward-Looking Statements

This press release, particularly the “Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Office Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Office Properties – Company and Real Estate Industry Risks,” and in the company’s most recent interim report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

Conference Call

Analysts, investors and other interested parties are invited to participate in the company’s live conference call reviewing second quarter 2012 results on Friday, August 3, 2012 at 11:00 a.m. eastern time. Scheduled speakers are Dennis Friedrich, chief executive officer, and Bryan Davis, chief financial officer. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial 877.397.0292, pass code 9902354, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldofficeproperties.com. A replay of this call can be accessed through September 3, 2012 by dialing 888.203.1112, pass code 9902354. A replay of the webcast, as well as a podcast download, will be available at www.brookfieldofficeproperties.com for one year.

Supplemental Information

Investors, analysts and other interested parties can access Brookfield Office Properties’ Supplemental Information Package before the market open on August 3, 2012 at www.brookfieldofficeproperties.com under the Investors/Financial Reports section. This additional financial information should be read in conjunction with this press release.

Brookfield Office Properties Profile

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 112 properties totaling 80 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and Brookfield Place in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications

Tel: 212.417.7215; Email: melissa.coley@brookfield.com

CONSOLIDATED BALANCE SHEETS

(US Millions, except per share amounts)	June 30, 2012	December 31, 2011

Assets
Investment properties
Commercial properties	$21,198	$19,258
Commercial developments	675	1,412
Equity accounted investments(1)	2,421	2,256
Receivables and other	1,197	1,290
Restricted cash and cash equivalents	93	69
Cash and cash equivalents	281	434
Assets held for sale(2)	335	425
Total assets	$26,200	$25,144

Liabilities
Commercial property debt	$11,243	$10,635
Accounts payable and other liabilities	1,189	1,072
Deferred tax liabilities	632	547
Liabilities associated with assets held for sale(3)	170	217
Capital securities	847	994
Total liabilities	14,081	13,465
Equity
Preferred equity	1,095	1,095
Common equity	9,470	9,080
Total shareholders’ equity	10,565	10,175
Non-controlling interests	1,554	1,504
Total equity	12,119	11,679
Total liabilities and equity	$26,200	$25,144
Book value per common share	$18.63	$17.90
Book value per common share – pre-tax	$19.84	$18.94
(1)	Includes properties and entities held through joint ventures and associates
(2)	Comprises $334 million of commercial properties and $1 million of other assets at June 30, 2012 (December 31, 2011 -- $423 million and $2 million, respectively)
(3)	Comprises $162 million of commercial property debt and $8 million of other liabilities at June 30, 2012 (December 31, 2011 -- $210 million and $7 million, respectively)

CONSOLIDATED STATEMENTS OF INCOME

(US Millions)	Three Months Ended		Six Months Ended
	06/30/12	06/30/11	06/30/12	06/30/11
Total revenue	$569	$388	$1,099	$768
Net operating income
Commercial operations	342	217	654	433
Interest and other income	20	46	42	73
	362	263	696	506
Expenses
Interest
Commercial property debt	152	101	290	202
Capital securities – corporate	12	14	26	29
General and administrative	37	33	74	68
Depreciation	4	2	7	4
Income before gains (losses), share of net earnings (losses) from equity accounted investments and income taxes	157	113	299	203
Fair value gains	167	320	460	450
Share of net earnings from equity accounted investments(1)	21	354	68	472
Income before income tax expense	345	787	827	1,125
Income tax expense (benefit)	77	96	157	129
Net income from continuing operations	268	691	670	996
Income (loss) from discontinued operations	(7)	35	(2)	61
Net income	261	726	668	1,057
Non-controlling interests	44	95	99	120
Net income attributable to common shareholders	$217	$631	$569	$937
(1)	Includes valuation losses of $6 million and gains of $287 million, respectively, for the three months ended June 30, 2012 and June 30, 2011, and gains of $16 million and $341 million for the six months ended June 30, 2012 and June 30, 2011, respectively

	Three Months Ended		Six Months Ended
	06/30/12	06/30/11	06/30/12	06/30/11
Earnings (loss) per share attributable to common shareholders - basic
Continuing operations	$0.41	$1.16	$1.07	$1.69
Discontinued operations	(0.01)	0.07	(0.01)	0.12
	$0.40	$1.23	$1.06	$1.81

	Three Months Ended		Six Months Ended
	06/30/12	06/30/11	06/30/12	06/30/11
Earnings (loss) per share attributable to common shareholders -diluted
Continuing operations	$0.39	$1.05	$1.00	$1.54
Discontinued operations	(0.01)	0.06	-	0.11
	$0.38	$1.11	$1.00	$1.65

Reconcilation to funds from operations

(US Millions, except per share amounts)	Three Months Ended		Six Months Ended
	06/30/12	06/30/11	06/30/12	06/30/11
Net income (loss) attributable to common shareholders	$217	$631	$569	$937
Add (deduct) non-cash and certain other items:
Fair value and other (gains) losses	(167)	(320)	(460)	(450)
Fair value adjustments in earnings from equity accounted investments	6	(287)	(16)	(341)
Non-controlling interests in above items	26	77	63	86
Income taxes	77	96	157	129
Discontinued operations(1)	12	(29)	12	(37)
Cash payments under interest rate swap contracts	-	(2)	-	(3)
Funds from operations	$171	$166	$325	$321
Preferred share dividends	(16)	(14)	(33)	(28)
FFO attributable to common shareholders	$155	$152	$292	$293
Weighted average common shares outstanding	508.3	508.8	508.3	508.5
FFO per common share	$0.30	$0.30	$0.57	$0.58
(1)	Reflects fair value and other gains net of income taxes

(US Millions, except per share amounts)	Three Months Ended		Six Months Ended
	06/30/12	06/30/11	06/30/12	06/30/11
Total FFO	$171	$166	$325	$321
Less: discontinued residential operations	-	-	-	(13)
Comparable FFO	$171	$166	$325	$308
Per share	$0.30	$0.30	$0.57	$0.55

commercial Property net operating income

(US Millions)	Three Months Ended		Six Months Ended
	06/30/12	06/30/11	06/30/12	06/30/11
Revenue from continuing operations	$549	$353	$1,057	$706
Operating expenses	(207)	(136)	(403)	(273)
Net operating income	$342	$217	$654	$433

DISCONTINUED OPERATIONS

(US Millions)	Three Months Ended		Six Months Ended
	06/30/12	06/30/11	06/30/12	06/30/11
Commercial revenue from discontinued operations	$13	$14	$27	$27
Operating expenses	(7)	(6)	(14)	(13)
Commercial net operating income from discontinued operations	6	8	13	14
Residential development revenue	-	-	-	83
Operating expenses	-	-	-	(70)
Residential development net operating income	-	-	-	13
Interest and other income	-	-	-	1
Interest expense	(1)	(2)	(3)	(4)
Funds from discontinued operations	5	6	10	24
Fair value and other gains (losses)	(12)	31	(12)	43
Income taxes related to discontinued operations and other	-	(2)	-	(6)
Discontinued operations	$(7)	$35	$(2)	$61